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                          April 23, 2024

       Craig Parker
       President and Chief Executive Officer
       Surrozen, Inc.
       171 Oyster Point Blvd., Suite 400
       South San Francisco, CA 94080

                                                        Re: Surrozen, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 18,
2024
                                                            File No. 333-278800

       Dear Craig Parker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John T. McKenna